UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
———————
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

———————

VENTYX BIOSCIENCES, INC.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

92332V107
(CUSIP Number)

Somasundaram Subramaniam
New Science Ventures
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830
(212) 688-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Leland S. Benton
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 739-3000

December 30, 2022
(Date of Event Which Requires Filing of this Statement)

———————

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332V107	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS NSV Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,576,174
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,576,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,576,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92332V107	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS NSV Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 9,931,780
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 9,931,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92332V107	13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS NSV Partners III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 9,931,780
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 9,931,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92332V107	13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS Somasundaram Subramaniam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 12,974,786
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 12,974,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,974,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92332V107	13D/A	Page 6 of 7 Pages

This Amendment No. 3 (“Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D jointly filed with the Securities and Exchange Commission by NSV Investments I, L.P., a Delaware limited partnership, NSV Partners III, LP, a Delaware limited partnership, NSV Partners III GP, LLC, a Delaware limited liability company and Somasundaram Subramaniam, a United States citizen, on October 29, 2021, and amended on September 21, 2022 and on December 16, 2022 (as amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Ventyx Biosciences, Inc. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On December 30, 2022, each of NSV Partners II, LLC and NSV Partners III, LP entered into a Rule 10b5-1 Sales Plan (each, a “10b5-1 Plan” and collectively, the “10b5-1 Plans”), pursuant to which Jefferies LLC has been appointed to sell an aggregate of 200,000 shares of Common Stock and 100,000 shares of Common Stock, respectively, upon the terms and subject to the conditions set forth in the applicable 10b5-1 Plan. Generally, Jefferies is authorized to commence sales in accordance with the 10b5-1 Plan on April 6, 2023, and the Plan shall expire upon the earlier of April 5, 2024, the time at which all shares of Common Stock subject to the 10b5-1 Plan have been sold, or the occurrence of certain other events as set forth in the 10b5-1 Plan.

The foregoing description of the 10b5-1 Plans is qualified in its entirety by reference to the form of 10b5-1 Plan filed herewith as Exhibit E and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

As described in Item 4 of Amendment No. 3 to the Schedule 13D, on December 30, 2022, each of NSV Partners II, LLC and NSV Partners III, LP entered into 10b5-1 Plans. The description of the 10b5-1 Plans therein is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit	Description

E	Form of 10b5-1 Plan.

CUSIP No. 92332V107	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2022

NSV Investments I, L.P.

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III, LP

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III GP, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

Somasundaram Subramaniam

By:	/s/ Somasundaram Subramaniam*
Name:	Somasundaram Subramaniam

*
This reporting person disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit E

Rule 10b5-1 Sales Plan

This Rule 10b5-1 Sales Plan is entered into on December [__], 2022 (this “Sales Plan”) between [_____] (“Seller”) and Jefferies LLC (“Broker”), acting as agent for Seller.

Recitals

A.    This Sales Plan is entered into between Seller and Broker for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1), as currently in effect, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B.    Seller is establishing this Sales Plan in order to permit the orderly disposition of a portion of Seller’s holding of common stock, par value $.0001 per share (the “Stock”) of Ventyx Biosciences, Inc. (the “Issuer”).

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto hereby agree as follows:

Article I
Seller’s Representations, Warranties and Covenants

Seller represents, warrants and covenants to Broker as follows:

1.1.  As of the date hereof, neither Seller nor any of its affiliates is aware of any material nonpublic information concerning the Issuer or its securities.  Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

1.2.  The securities to be sold under this Sales Plan are owned free and clear by Seller and are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than those which may have been entered into between Seller and Broker or imposed by Rule 144 under the Securities Act of 1933, as amended (the “Rule 144”).

1.3.  Seller has not and agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Sales Plan (including, without limitation, with respect to any securities convertible or exchangeable into the Stock) and agrees not to alter or deviate from the terms of this Sales Plan while this Sales Plan is in effect.

1.4.  Seller agrees that neither Seller nor any of its affiliates shall, directly or indirectly, communicate any material nonpublic information relating to the Stock or the Issuer to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing this Sales Plan at any time while this Sales Plan is in effect; provided that this Section 1.4 shall not be deemed to prohibit the Issuer (to the extent that the Issuer is deemed to be an affiliate of Seller) from communicating material nonpublic information relating to the Stock or the Issuer to any employee of Broker or its affiliates in connection with transactions unrelated to this Sales Plan.

Any notice given to Broker pursuant to this Sales Plan shall be given in accordance with Section 5.4.

1.5.    (a)   Seller agrees to provide Broker with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit B hereto prior to the commencement of the Plan Sales Period (as defined below).

(b)   Seller agrees to notify Broker’s compliance office via email at the email address set forth in Section 5.4 below as soon as practicable if Seller becomes aware of the occurrence of any legal, contractual or regulatory restriction that is applicable to Seller or Seller’s affiliates, including, without limitation, any restriction related to a merger or acquisition or a stock offering requiring an affiliate lock-up, and that would prohibit any sale pursuant to the Sales Plan (other than any such restriction relating to Seller’s possession or alleged possession of material nonpublic information about the Issuer or its securities).  Such notice shall indicate the anticipated duration of the restriction but shall not include any other information about the nature of the restriction or its applicability to Seller and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Broker.

1.6.   Seller agrees to complete, execute and deliver to Broker a seller representation letter regarding Rule 144 dated as of the date hereof substantially in the form of Exhibit C hereto.

1.7.   There are no legal, contractual or regulatory restrictions applicable to Seller or Seller’s affiliates as of the date hereof that would prohibit Seller from entering into this Sales Plan or prohibit any sales pursuant to this Sales Plan.  The execution and delivery of this Sales Plan by Seller and the transactions contemplated by this Sales Plan has been duly authorized by Seller and will not contravene any provision of applicable law or any agreement or other instrument binding on Seller or any of Seller’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Seller or Seller’s affiliates.

1.8.   Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with, Seller’s adoption and implementation of this Sales Plan.  Broker has made no representation and has no obligation with respect to whether this Sales Plan or the transactions contemplated hereby qualify for the affirmative defense provided by Rule 10b5-1.  Seller acknowledges that Broker is not acting as a fiduciary of or an advisor to Seller.

1.9.   Seller agrees, until this Sales Plan has been terminated, that Seller shall not (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase or sell Stock, or (iii) adopt a plan for trading with respect to Stock other than this Sales Plan.

1.10.     (a)    Seller agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Seller.

(b)   Seller agrees that Seller shall at all times during the Plan Sales Period (as defined below), in connection with the performance of this Sales Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

1.11.    (a)   Seller represents and warrants that the Stock to be sold pursuant to this Sales Plan is currently eligible for sale under Rule 144.

(b)   Seller agrees not to take and agrees to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144.

(c)   Seller agrees to comply with Rule 144, including without limitation to the extent that Rule 144 may require Seller to file, amend and/or supplement one or more Forms 144 with the Securities and Exchange Commission from time to time during the Plan Sales Period.

1.12.   Seller acknowledges and agrees that Seller does not have, and shall not attempt to exercise, any influence over how, when or whether to effect sales of Stock pursuant to this Sales Plan.

1.13.   To Seller’s knowledge, the Issuer’s equity securities are not currently subject to (i) any quarterly, special or other trading blackout in effect with respect to the Seller under the Issuer’s Insider Trading Policy or (ii) a pension fund blackout period, and Seller is not presently aware of the actual or approximate beginning or ending dates of any pension fund blackout period regarding such securities.

Article II
Implementation of the Sales Plan

2.1.   Seller hereby appoints Broker as its agent to sell shares of Stock as described on Exhibit A of this Sales Plan (“Trading Formula”).  Subject to such terms and conditions, Broker hereby accepts such appointment.  Broker agrees to conduct all sales pursuant to this Sales Plan in accordance with the manner-of-sale requirements of Rule 144 and in no event shall Broker effect any sale if such sale would exceed the then-applicable limitation on the amount of securities sold under Rule 144, assuming Broker’s sales pursuant to this Sales Plan are the only sales subject to that limitation.

2.2.     Broker is authorized to begin selling Stock pursuant to this Sales Plan as indicated in the Trading Formula and shall cease selling Stock on the earliest to occur of (i) the date on which Broker is required to suspend or terminate sales under the Sales Plan pursuant to Section 3.1 below, (ii) the date on which Broker receives notice of the dissolution of Seller, (iii) the date on which Broker receives notice that the Issuer or any other person has publicly announced a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company, (iv) the date on which Broker receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Seller’s bankruptcy or insolvency, and (v) the date that the aggregate number of shares of Stock sold pursuant to this Sales Plan reaches [____] shares of

Stock (the “Total Sale Amount”).  The period of time between the commencement of sales and the termination of sales under this Sales Plan shall be the “Plan Sales Period.”

2.3.    (a)   During the Plan Sales Period, Broker shall sell the Stock in accordance with Exhibit A at such times, at such prices and in such quantities as Broker determines to be appropriate in accordance with the terms of this Sales Plan.

(b)   Subject to the restrictions set forth in Section 2.1 above, Broker shall sell shares of Stock under ordinary principles of best execution at the then-prevailing market price.

(c)   Broker shall, within one business day after each day on which a sale of stock is made (a “Sale Day”), provide the individuals identified in Section 5.4 (c) below with the amount of shares of Stock sold, the sales prices of each of such sales and such other information as they may reasonably require in order to permit timely compliance by Seller or its affiliates, as applicable, with the requirements of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(d)   The Total Sale Amount, if applicable, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Sales Period.  Seller shall promptly advise (or cause the Issuer to advise) Broker of any such event.

2.4.    Broker shall not sell Stock hereunder at any time when:

(i)   Broker, in its sole discretion, has determined that a market disruption, banking moratorium, trading suspension, outbreak or escalation of hostilities or other crisis or calamity has occurred that, in Broker’s judgment, make it impracticable for Broker to effect sales of the Stock; or

(ii)     Broker, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Seller or Seller’s affiliates; or

(iii)    Broker, in its sole discretion, has determined that to do so would materially impact the trading price for the Stock; or

(iv)    Broker has received notice from the Seller of the occurrence of any event contemplated by Section 1.5(b) above; or

(v)   Broker has received notice from Seller or the Issuer to terminate the Sales Plan in accordance with Section 3.1(a) below.

2.5.    (a)     Seller agrees to deliver the Stock to be sold pursuant to this Sales Plan (the “Plan Shares”) into an account at Broker or a third party broker dealer specified by Broker in the name of and for the benefit of Seller (the “Plan Account”) prior to the settlement of the sale of such shares of Stock under this Sales Plan.

(b)   Broker shall withdraw Stock from the Plan Account as appropriate to effect sales of Stock under this Sales Plan.

(c)   To the extent that any Stock remains in the Plan Account after the end of the Plan Sales Period or upon termination of this Sales Plan, Broker agrees to return such Stock promptly to the Issuer’s transfer agent for re-legending to the extent that such Stock would then be subject to transfer restrictions in the hands of Seller.

2.6.   Broker shall in no event effect any sale under this Sales Plan if the Stock to be sold is not in the Plan Account.

2.7.   Broker agrees not to use any information about the Trading Formula in connection with purchases or sales of, or trading in, any securities of the Issuer, or derivative securities thereof, except in connection with this Sales Plan, or provide third parties (other than Seller) with such information or recommend that any other third party buy or sell securities based upon such information (it being understood and agreed that other clients of Broker may enter into sales plan with similar trading formula provided that Broker did not provide information about the Trading Formula to such clients). Broker further agrees that trades under the Sales Plan will be executed by someone other than the person that executes trades in other securities for the Seller; and the Seller further agrees that the Seller may not confer with the person administering the Plan regarding the Issuer or its securities.

2.8   Broker may sell Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise.

Article III
Termination; Amendment of Sales Plan

3.1.      (a)   This Sales Plan may be suspended or terminated by Seller or Broker at any time upon two days prior written notice sent to Broker or Seller, as the case may be, by sending an email to the address(es) set forth in Section 5.4 below; provided, however, that, absent such notice, this plan will terminate on the anniversary of the date that trades may first occur under this Sales Plan, as provided in the Trading Formula.  Seller agrees that Seller shall not suspend or terminate this Sales Plan except upon consultation with Seller’s own legal advisors; provided, however, that, in its reasonable judgment, the Issuer may terminate or suspend this plan at any time by sending written notice detailing the reason(s) for such termination or suspension to Jefferies, with a copy to Seller, at the email addresses set forth in Section 5.3 below.

(b)   This Sales Plan shall be suspended if Broker receives notice of the occurrence of any event contemplated by Section 1.5(b) above.

(c)   Notwithstanding anything else in this Sales Plan, the Broker shall not be obligated to sell Stock pursuant to this Sales Plan at any time that Broker reasonably believes that Seller is not in compliance with Rule 144(h).

3.2.   Seller agrees that Broker will execute this Sales Plan in accordance with its terms and will not be required to suspend or terminate any sales of the Stock unless Broker has received notice from Seller or the Issuer in accordance with Section 3.1 above at least two days prior to the date on which this Sales Plan is to be suspended or terminated.

3.3.     This Sales Plan may be amended by Seller only upon the written consent of Broker and receipt by Broker of the following documents, each dated as of the date of such amendment:

(i)   a representation signed by the Issuer substantially in the form of Exhibit B hereto;

(ii)    a certificate signed by Seller certifying that the representations and warranties of Seller contained in this Sales Plan are true at and as of the date of such certificate as if made at and as of such date; and

(iii)   a seller representation letter completed and executed by Seller substantially in the form of Exhibit C hereto.

3.4.      Seller agrees that upon any amendment of this Sales Plan, (a) the first sale of Stock pursuant to the amended Sales Plan shall not occur until after the later of (i) the termination of the next quarterly blackout period following modification of the Sales Plan and (ii) 30 calendar days following the date of amendment of the Sales Plan, and (b) the existing Sales Plan shall remain in effect until the amended Sales Plan comes into effect.

3.5       Seller further agrees that (a) any amended Sales Plan must have a minimum duration of one year from the time when trades may first occur under the amended Sales Plan and (b) within the one year preceding the amendment of the Sales Plan, Seller may not have amended, modified or adopted a Sales Plan more than once.

Article IV
Indemnification; Limitation of Liability

4.1.      Seller agrees to indemnify and hold harmless Broker and its directors, officers, employees, agents and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim): (i) arising out of or attributable to actions taken or not taken by any of them under this Sales Plan, except in the case of any claims, losses, damages or liabilities resulting from Broker’s gross negligence or willful misconduct; (ii) arising out of or attributable to any breach by Seller of this Sales Plan (including Seller’s representations and warranties); or (iii) any violation by Seller of applicable laws or regulations.  This indemnification will survive termination of this Sales Plan.

4.2.     Notwithstanding any other provision of this Sales Plan, neither Broker nor any of its directors, officers, employees, agents or affiliates shall be liable to Seller or any other person or entity: (i) as a result of actions taken or not taken by any of them under this Sales Plan, except in the case of a liability resulting from Broker’s gross negligence or willful misconduct; (ii) for special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, including without limitation lost profits or lost savings, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (iii) for any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond Broker’s reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God.”

Article V
General

5.1.      Proceeds from each sale of Stock effected under the Sales Plan will be delivered to Seller as such proceeds become available upon settlement at an account number provided to Broker in accordance with Section 5.3 below, less any commission to be paid to Broker, provided that any commission hereunder shall be not greater than $.02 per share of Stock sold.

5.2.      Seller and Broker acknowledge and agree that this Sales Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

5.3.      This Sales Plan constitutes the entire agreement between the parties with respect to this Sales Plan and supersedes any prior agreements or understandings with regard to the Sales Plan.  If requested, Seller shall execute a standard form account agreement with Broker or a third party broker dealer specified by Broker, but in the event of conflict between any provision of such standard form account agreement and this Sales Plan, the provisions of this Sales Plan shall control.

5.4.       (a)   All notices to Broker under this Sales Plan shall be given to The Broker’s Compliance Office in the manner specified by this Sales Plan in writing via email at:

WM_compliance@Jefferies.com and please Cc epirrello@Jefferies.com

(b)   All notices to Seller under this Sales Plan shall be given to Seller in the manner specified by this Sales Plan via email at tom@newscienceventures.com, with copies to brenda@newscienceventures.com and leland.benton@morganlewis.com.

(c)   All reports of sales by Broker on a given Sale Day shall be given to each of:

Thomas Lavin
New Science Ventures
500 West Putnam Avenue, Suite 400
Greenwich CT, 06830
[          ]

and

Brenda Marex
New Science Ventures
500 West Putnam Avenue, Suite 400
Greenwich CT, 06830
[          ]

with copies to:

Leland Benton
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave. NW
Washington, DC 20004
[          ]

and

Rob Wernli
Wilson Sonsini Goodrich & Rosati, P.C.
12235 El Camino Real
San Diego, CA 92130
[          ]

and

Brandon Shaw
Wilson Sonsini Goodrich & Rosati, P.C.
12235 El Camino Real
San Diego, CA 92130
[          ]

(d)   All such notices and communications may be directed to such other or additional persons or such other addresses for any party or person as may be specified by like notice.

5.5.      This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The words “execution,” “signed” and “signature” and words of like import in this Sales Plan or in any other certificate, agreement or document related to this Sales Plan (to the extent permissible) shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including, without limitation, the Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

5.6.      If any provision of this Sales Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation.  All other provisions of this Sales Plan will continue and remain in full force and effect.

5.7.      This Sales Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

[Remainder of Page Intentionally Left Blank – Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date first written above.

JEFFERIES LLC

By:_________________________________
Name:
Title:

[___]

By:_________________________________
Name:
Title: